                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
                ------------------------------------------------
                                (Name of Issuer)

                    Common Stock, 0.005 rubles nominal value
                    ----------------------------------------
                         (Title of Class of Securities)

                                  68370R 10 9
                                  -----------
                                 (CUSIP Number)

                             Halvor Mansaker, Esq.
                                  Telenor ASA
                              Universitetsgaten 2
                              --------------------
                              N-0130 Oslo, Norway
                                 47-22-779-160
                                 -------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 22, 2001
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

                                    Copy to:

                           Peter S. O'Driscoll, Esq.
                                Coudert Brothers
                                60 Cannon Street
                                London EC4N  6JP
                                    England
                                44-207-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 68370R 10 9
---------------------


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
      Telenor East Invest AS
      000-00-0000
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]

                                                               (b) [_]
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      N/A
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Norway
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER

                             10,452,600/1/
NUMBER OF               --------------------------------------------------------
SHARES                   8.  SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                -0-
REPORTING               --------------------------------------------------------
PERSON WITH              9.  SOLE DISPOSITIVE POWER

                             10,452,600/1/
                        --------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,452,600/1/
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.71% of the outstanding Common Stock (25.12% of the outstanding voting capital stock)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     * See Instructions before Filling Out!

1.  Represents 10,452,600 shares held directly by the Reporting Person.

                                  SCHEDULE 13D


CUSIP No. 68370R 10 9
---------------------


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
      Telenor Communication AS
      000-00-0000
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                               (b) [_]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      N/A
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Norway
--------------------------------------------------------------------------------
                          7.  SOLE VOTING POWER

                              10,452,600/2/
                         -------------------------------------------------------
NUMBER OF                 8.  SHARED VOTING POWER
SHARES
BENEFICIALLY                  -0-
OWNED BY EACH            -------------------------------------------------------
REPORTING                 9.  SOLE DISPOSITIVE POWER
PERSON WITH
                              10,452,600/2/
                         -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,452,600/2/
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.71% of the outstanding Common Stock (25.12% of the outstanding voting capital stock)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     * See Instructions before Filling Out!

2.  The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D


CUSIP No. 68370R 10 9
---------------------

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
      Telenor ASA
      000-00-0000
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]

                                                               (b) [_]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      N/A
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Norway
--------------------------------------------------------------------------------
                          7.  SOLE VOTING POWER

                              10,452,600/3/
                         -------------------------------------------------------
NUMBER OF SHARES          8.  SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                 -0-
REPORTING                -------------------------------------------------------
PERSON WITH               9.  SOLE DISPOSITIVE POWER

                              10,452,600/3/
                         -------------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,452,600/3/
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17
      CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      29.71% of the outstanding Common Stock (25.12% of the outstanding voting capital stock)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------
                     * See Instructions before Filling Out!

3.  The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

Item 1.     Security and Issuer
            -------------------

     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company "Vimpel-Communications," a Russian open joint stock company ("VimpelCom"), as previously filed by Telenor East Invest AS ("Telenor"), Telenor Communication AS and Telenor ASA, is hereby amended and supplemented with respect to the items set forth below.

Item 2.      Identity and Background
             -----------------------

     This amendment to the statement on Schedule 13D is being filed jointly by Telenor East Invest AS, Telenor Communication AS and Telenor ASA.

     TELENOR EAST INVEST AS

     (a)  Telenor East Invest AS, a corporation formed under the laws of Norway.

     (b)  Keysers Gate 13/15
          N-0130 Oslo
          Norway.

     (c) Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.

     (d) During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.

     (e) During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS

     (a), (b), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. The business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Universitetsgaten 2, St. Olavs Plass, N-0130 Oslo, Norway.

          DIRECTORS OF TELENOR EAST INVEST AS
          -----------------------------------


Name and Business Address     Citizenship     Present Principal Occupation
-------------------------     -----------     ----------------------------

Terje Thon                    Norway          Senior Adviser and Chairman
(Oslo, Norway)                                of the Board of Directors

Torstein Moland               Norway          Senior Executive Vice President
(Lier, Norway)                                and Chief Financial Officer of
                                              Telenor ASA

Ole Johan Haga                Norway          Project Manager, Telenor
(Siggerud, Norway)                            International Center


          EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS
          --------------------------------------------

Name and Business Address     Citizenship     Present Principal Occupation
-------------------------     -----------     ----------------------------

Henrik Torgersen              Norway          Chief Executive Officer of
(Oslo, Norway)                                Telenor East Invest AS and
                                              Executive Vice President of
                                              Telenor ASA

      (d) During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.

      (e) During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     TELENOR COMMUNICATION AS

      (a) Telenor Communication AS, a corporation formed under the laws of Norway (formerly known as Telenor AS).

      (b) Universitetsgaten 2
          St. Olavs Plass
          N-0130 Oslo
          Norway.

      (c) Telenor Communication AS is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

      (d) During the last five years, Telenor Communication AS has not been convicted in a criminal proceeding.

      (e) During the last five years, Telenor Communication AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Communication AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR
     COMMUNICATION AS

     (a), (b), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each of the directors and executive officers of Telenor Communication AS. The business address of each of such persons is Telenor Communication AS, c/o Telenor ASA, Universitetsgaten 2, St. Olavs Plass, N-0130 Oslo, Norway.

            DIRECTORS OF TELENOR COMMUNICATION AS
            -------------------------------------

Name and Business Address     Citizenship     Present Principal Occupation
-------------------------     -----------     ----------------------------

Eivind Reiten                 Norway          Executive Vice President of
(Oslo, Norway)                                Norsk Hydro ASA

Kari Broberg                  Norway          Chief Executive Officer of
(Ostre Toten, Norway)                         Hartman Consulting AS

Inge K. Hansen                Norway          Chief Financial Officer
(Oslo, Norway)                                and Executive Vice President
                                              of Statoil

Ashild M. Bendiktsen          Norway          Chief Financial Officer of
(Salangen, Norway)                            Entreprenor Bendiktsen &
                                              Aasen AS

Bente Neegard Halvorsen       Norway          Head Treasurer of the Norwegian
(Skedsmo, Norway)                             Labor Organization

Mai Buch                      Denmark         Corporate Adviser of
(Copenhagen, Denmark)                         Competence House AS

Per Gunnar Salomonsen         Norway          Employee Representative
(Skien, Norway)

Irma Tystad                   Norway          Employee Representative
(Trysil, Norway)

Harald Stavn                  Norway          Employee Representative
(Kongsberg, Norway)

 EXECUTIVE OFFICERS OF TELENOR COMMUNICATION AS
-------------------------------------------------

Name and Business Address     Citizenship     Present Principal Occupation
-------------------------     -----------     ----------------------------

Tormod Hermansen              Norway          Chief Executive
(Oslo, Norway)                                Officer of Telenor
                                              Communication AS and
                                              Telenor ASA

      (d) During the last five years, none of the above executive officers and directors of Telenor Communication AS has been convicted in a criminal proceeding.

      (e) During the last five years, none of the above executive officers and directors of Telenor Communication AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      TELENOR ASA

      (a)  Telenor ASA, a corporation formed under the laws of Norway.

      (b)  Universitetsgaten 2
           St. Olavs Plass
           N-0130 Oslo
           Norway.

      (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

      (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

      (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

      (a), (b), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each of the directors and executive officers of Telenor ASA. The business address of each of such persons is Telenor ASA, Universitetsgaten 2, St. Olavs Plass, N-0130 Oslo, Norway.

     DIRECTORS OF TELENOR ASA
     ---------------------------

Name and Business Address    Citizenship  Present Principal Occupation
---------------------------  -----------  -------------------------------

Eivind Reiten                Norway       Executive Vice President of
(Oslo, Norway)                            Norsk Hydro ASA

Kari Broberg                 Norway       Chief Executive Officer of
(Ostre Toten, Norway)                     Hartman Consulting AS

Inge K. Hansen               Norway       Chief Financial Officer
(Oslo, Norway)                            and Executive Vice President
                                          of Statoil

Ashild M. Bendiktsen         Norway       Chief Financial Officer of
(Salangen, Norway)                        Entreprenor Bendiktsen &
                                          Aasen AS

Bente Neegard Halvorsen      Norway       Head Treasurer of the Norwegian
(Skedsmo, Norway)                         Labor Organization

Mai Buch                     Denmark      Corporate Adviser of
(Copenhagen, Denmark)                     Competence House AS

Per Gunnar Salomonsen        Norway       Employee Representative
(Skien, Norway)

Irma Tystad                  Norway       Employee Representative
(Trysil, Norway)

Harald Stavn                 Norway       Employee Representative
(Kongsberg, Norway)



     EXECUTIVE OFFICERS OF TELENOR ASA
     ---------------------------------

Name and Business Address    Citizenship  Present Principal Occupation
---------------------------  -----------  -------------------------------

Tormod Hermansen             Norway       Chief Executive
(Oslo, Norway)                            Officer of Telenor
                                          Communication AS and
                                          Telenor ASA

Arve Johansen                Norway       Senior Executive Vice President
(Lier, Norway)                            of Telenor ASA

Jon Fredrik Baksaas          Norway       Senior Executive Vice
(Sandvika, Norway)                        President of
                                          Telenor ASA

Torstein Moland              Norway       Senior Executive Vice President
(Lier, Norway)                            and Chief Financial Officer of
                                          Telenor ASA

Gun Bente Johansen           Norway       Executive Vice President of
(Oslo, Norway)                            Telenor ASA

Jan Edvard Thygesen          Norway       Executive Vice President
(Nesbru, Norway)                          of Telenor ASA

Morten Lundal                Norway       Executive Vice President
(Oslo, Norway)                            of Telenor ASA

Stig Eide Sivertsen          Norway       Executive Vice President
(Oslo, Norway)                            of Telenor ASA

Henrik Torgersen             Norway       Chief Executive Officer of
(Oslo, Norway)                            Telenor East Invest AS and
                                          Executive Vice President of
                                          Telenor ASA

Item 3.      Source and Amount of Funds or Other Consideration
             -------------------------------------------------

          On July 28, 2000, Telenor paid VC Limited US$51,911,504.50 for 2,400,532 American Depositary Shares ("ADSs"), representing the repayment by VimpelCom of principal of and interest on loans made by Telenor to VimpelCom and fees in connection therewith, as well as an additional amount contributed from Telenor's working capital.

          No additional payment was required for the conversion of 2,400,532 ADSs into the shares of Common Stock of VimpelCom, other than certain fees, including a cancellation fee paid to The Bank of New York, as depositary under the Restricted Deposit Agreement dated as of July 25, 2000 (the "Restricted Deposit Agreement") between The Bank of New York, as depositary ("BONY"), VimpelCom and the owners and beneficial owners of the ADSs. The funds for the payment of the fees were obtained from Telenor's working capital.

Item 4.      Purpose of Transaction
             ----------------------

          Immediately prior to the transaction described below, Telenor held 2,400,532 ADSs representing 1,800,399 shares of Common Stock of VimpelCom held by BONY, as depositary, under the Restricted Deposit Agreement.

          On January 19, 2001, Telenor surrendered to BONY an American Depositary Receipt representing 2,400,532 ADSs and instructed BONY to deliver to Telenor 1,800,399 shares of Common Stock of VimpelCom represented by such ADSs. On January 22, 2001, the transfer of 1,800,399 shares to Telenor was recorded in VimpelCom's shareholder registry, and

Telenor received an excerpt from VimpelCom's shareholder registry identifying Telenor as the owner of such shares.

          The foregoing references to certain provisions of the Restricted Deposit Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement. A copy of the Restricted Deposit Agreement was filed as Exhibit E to Amendment No. 7 to the Statement on Schedule 13D, which is incorporated herein by reference.

Item 5.      Interest in Securities of the Issuer
             ------------------------------------

          (a) and (b) Telenor is the direct beneficial owner of 10,452,600 shares of Common Stock of VimpelCom constituting 25.12% of the issued and outstanding voting capital stock (and 29.71% of the issued and outstanding shares of Common Stock) of VimpelCom. Telenor's conversion of 2,400,532 ADSs into 1,800,399 shares of Common Stock of VimpelCom did not alter the aggregate amount of Common Stock, the percentage of outstanding Common Stock, or the percentage of voting capital stock, beneficially owned by Telenor.

          Telenor has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 10,452,600 shares of Common Stock of VimpelCom.

          Both before and after giving effect to the conversion described above, 22,448,175 shares of voting capital stock of VimpelCom remain subject to the Shareholders Agreement dated as of December 1, 1998 (the "Shareholders Agreement") by and among Telenor, Dr. Zimin, Glavsotkom LLC and the Bee Line Non-Profit Fund, constituting in the aggregate 53.95% of VimpelCom's total issued and outstanding voting stock. Neither the filing of this Amendment No. 12 nor any of its contents shall be deemed to constitute an admission that Telenor, Telenor Communication AS or Telenor ASA is the beneficial owner of any shares of VimpelCom (other than, solely in the case of Telenor, 10,452,600 shares of Common Stock) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

     Telenor is a direct wholly owned subsidiary of Telenor Communication AS and an indirect wholly owned subsidiary of Telenor ASA. As a result, Telenor Communication AS and/or Telenor ASA may be deemed to be indirect beneficial owners of the shares of Common Stock of VimpelCom owned by Telenor. Neither the filing of this Amendment No. 12 nor any of its contents shall be deemed to constitute an admission that Telenor Communication AS or Telenor ASA is the beneficial owner of the shares of VimpelCom held by Telenor for the purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

          (c) Neither Telenor, Telenor Communication AS, nor Telenor ASA has effected any transactions in the Common Stock of VimpelCom during the past sixty
(60) days or since the filing of the most recent amendment to the Statement on
Schedule 13D, other than the transactions described herein.

          (d) Neither Telenor, Telenor Communication AS, nor Telenor ASA knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of VimpelCom.

Item 6.        Contracts, Arrangements, Understandings or Relationships with
               -------------------------------------------------------------
               Respect to Securities of the Issuer
               -----------------------------------

     Except as provided in the documents described in the Statement on Schedule 13D and Amendments Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 or 11 thereto, or as set forth herein, neither Telenor, Telenor Communication AS, Telenor ASA, nor, to the best of Telenor's, Telenor Communication AS's and Telenor ASA's knowledge, none of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.        Material to be Filed as Exhibits
               --------------------------------

Attached hereto as Exhibit "A" is a conformed copy of the Power of Attorney of Telenor in favor of Henrik Torgersen dated June 13, 2000, authorizing Henrik Torgersen to execute on behalf of Telenor this amendment to the joint statement on Schedule 13D, and to take other necessary actions with respect thereto.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement on
Schedule 13D is true, complete and correct and that such statement, as amended hereby, is true, complete and correct.


Dated: February 1, 2001                     TELENOR EAST INVEST AS

                                            By  /s/ Henrik Torgersen
                                                --------------------
                                                Henrik Torgersen
                                                Attorney-in-Fact


                                            TELENOR COMMUNICATION AS

                                            By  /s/ Tormod Hermansen
                                                --------------------
                                                Tormod Hermansen
                                                Chief Executive Officer


                                            TELENOR ASA

                                            By  /s/ Tormod Hermansen
                                                --------------------
                                                Tormod Hermansen
                                                Chief Executive Officer

                               Index to Exhibits


Exhibit A      A conformed copy of the Power of Attorney of Telenor in favor of
               Henrik Torgersen dated June 13, 2000, authorizing Henrik
               Torgersen to execute on behalf of Telenor this amendment to the joint statement on Schedule 13D, and to take other necessary actions with respect thereto.